Mercedes-Benz Auto Lease Trust 2021-A
Investor Report

Collection Period Ended   30-Sep-2021

Page 1 of 6

Amounts in USD

Dates

Collection Period No.	9	
Collection Period (from... to)	1-Sep-2021	30-Sep-2021
Determination Date	13-Oct-2021	
Record Date	14-Oct-2021	
Payment Date	15-Oct-2021	
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2021	15-Oct-2021 Actual/360 Days 30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 10/15/202	15-Sep-2021	15-Oct-2021 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	245,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	490,000,000.00	343,408,037.15	294,934,065.21	48,473,971.94	98.926473	0.601906
Class A-3 Notes	428,000,000.00	428,000,000.00	428,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	110,860,000.00	110,860,000.00	110,860,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,273,860,000.00**	**882,268,037.15**	**833,794,065.21**	**48,473,971.94**		
Overcollateralization	216,039,733.86	234,659,208.08	234,659,208.08			
Total Securitization Value	**1,489,899,733.86**	**1,116,927,245.23**	**1,068,453,273.29**			
present value of lease payments	611,000,074.64	379,163,655.76	355,058,005.54			
present value of Base Residual Value	878,899,659.22	737,763,589.47	713,395,267.75			

	Amount	Percentage
Initial Overcollateralization Amount	216,039,733.86	14.50%
Target Overcollateralization Amount	234,659,208.08	15.75%
Current Overcollateralization Amount	234,659,208.08	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.146940%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.180000%	51,511.21	0.105125	48,525,483.15	99.031598
Class A-3 Notes	0.250000%	89,166.67	0.208333	89,166.67	0.208333
Class A-4 Notes	0.320000%	29,562.67	0.266667	29,562.67	0.266667
Total		**170,240.55**		**$48,644,212.49**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,415,404,747.17**	**1,042,432,258.54**	**993,958,286.60**

Available 2021-A Collections		Distribution on the Exchange Note	
Lease Payments Received	21,637,470.00	(1) Total Servicing Fee	930,772.70
Net Sales Proceeds-early terminations (incl Defaulted Leases)	23,269,161.47	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	15,953,583.71	(2) Exchange Note Interest Distributable Amount (0.33%)	286,668.87
Excess wear and tear included in Net Sales Proceeds	14,197.96	(3) Exchange Note Principal Distributable Amount	48,473,971.94
Excess mileage included in Net Sales Proceeds	31,396.75	(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	60,860,215.18		
Repurchase Payments	0.00		
Advances made by the Servicer	0.00		
Investment Earnings	531.13		
		(5) Remaining Funds Payable	11,169,332.80
Total Available Collections	**60,860,746.31**	**Total Distribution**	**60,860,746.31**

Available Funds ABS Notes		Distributions ABS Notes	
Total Exchange Note Payments	48,760,640.81	(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00		
		(2) Interest Distributable Amount Class A Notes	170,240.55
Total Available Funds	**48,760,640.81**	(3) Priority Principal Distribution Amount	0.00
		(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
		(5) Regular Principal Distribution Amount	48,473,971.94
		(6) Additional Servicing Fee and Transition Costs	0.00
		(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
		(8) Excess Collections to Certificateholders	116,428.32
		Total Distribution	**48,760,640.81**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	930,772.70	930,772.70	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	170,240.55	170,240.55	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	51,511.21	51,511.21	0.00
thereof on Class A-3 Notes	89,166.67	89,166.67	0.00
thereof on Class A-4 Notes	29,562.67	29,562.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	170,240.55	170,240.55	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	48,473,971.94	48,473,971.94	0.00
Principal Distribution Amount	48,473,971.94	48,473,971.94	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,724,749.33
Reserve Fund Amount - Beginning Balance	3,724,749.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	30.61
minus Net Investment Earnings	30.61
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,724,749.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	30.61
Net Investment Earnings on the Exchange Note	
Collection Account	500.52
Investment Earnings for the Collection Period	531.13

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,489,899,733.86	35,662
Securitization Value beginning of Collection Period	1,116,927,245.23	28,918
Principal portion of lease payments	15,495,385.35	
Terminations- Early	18,865,773.50	
Terminations- Scheduled	12,992,975.14	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,119,837.95	
Securitization Value end of Collection Period	1,068,453,273.29	27,874
Pool Factor	71.71%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.68%
Weighted Average Remaining Term (months)	25.29	19.25
Weighted Average Seasoning (months)	13.33	19.56
Aggregate Base Residual Value	1,003,544,881.25	786,255,592.33
Cumulative Turn-in Ratio		43.99%
Proportion of base prepayment assumption realized life to date		92.45%
Actual lifetime prepayment speed		0.66%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,065,690,358.55	27,810	99.74%
31-60 Days Delinquent	1,962,239.19	45	0.18%
61-90 Days Delinquent	523,069.91	12	0.05%
91-120 Days Delinquent	277,605.64	7	0.03%
Total	1,068,453,273.29	27,874	100.00%

Delinquency Trigger		**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.075%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,001,406.92	27	7,021,576.17	185
Liquidation Proceeds	720,333.23		6,841,187.91	
Recoveries	120,497.02		472,382.62	
Principal Net Credit Loss / (Gain)	160,576.67		(291,994.36)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.176%	
Prior Collection Period	(0.092%)	
Second Prior Collection Period	(0.016%)	
Third Prior Collection Period	0.007 %	
Four Month Average	0.019%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		(0.020)%
Average Net Credit Loss / (Gain)		(1,578.35)

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	31,977,179.67	1,017	237,204,250.80	7,596
Sales Proceeds and Other Payments Received	38,335,215.33		280,974,945.30	
Residual Loss / (Gain)	(6,358,035.66)		(43,770,694.50)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(6.982)%	
Prior Collection Period	(6.260%)	
Second Prior Collection Period	(4.939%)	
Third Prior Collection Period	(5.980%)	
Four Month Average	(6.040)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		(2.938)%
Average Residual Loss / (Gain)		(5,762.33)